     NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

April 3, 2007

VIA EDGAR

Mr. William Thompson, Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc. Forms 10-K and 10-K/A for Fiscal Year Ended August 31, 2006 Filed December 14, 2006 and January 31, 2007 Forms 10-Q and 10-Q/A for Fiscal Quarter Ended November 30, 2006 File No. 0-13851

Mr. Thompson:

     This letter constitutes Nitches, Inc.'s response to your correspondence dated March 20, 2007, with respect to the above referenced filings.

     We have prepared this letter to facilitate your review. Set forth below are copies of the comments from your letter, and our detailed responses.

Form 10-K/A Amendment No. 1 for Fiscal Year Ended August 31, 2006

Item 8. Financial Statements and Supplementary Data, page 17

Consolidated Balance Sheets, page 20

1.	Please tell us and disclose the pertinent rights and privileges of outstanding common and preferred stock. Your disclosure with respect to the terms of your outstanding preferred stock should include any dividend and liquidation preferences, participation rights, call prices or rates, redemption provisions and conversion terms. Refer to paragraph 4 of SFAS 129. Also, please file the instrument defining the rights of the holders of your preferred stock as an exhibit. Refer to Item 601(b)(4) of Regulation S-K.

     We are authorized to issue up to 25,000,000 shares of Preferred Stock, in one or more series of Preferred Stock. Each series that is issued will have such rights, privileges and preferences as are determined by our Board of Directors. We currently have a series of Preferred Stock outstanding, designated as "Series A Preferred Stock", and comprised of eight thousand eight hundred twenty (8,820) shares, with a $100.00 par value per share.

     The Series A Preferred Stock is ranked senior to any other series of Preferred Stock that may be issued in the future and to the Common Stock. In the event of a liquidation, dissolution or winding up of the company, holders of Series A Preferred Stock are entitled to receive $100.00 per share, plus any accrued and unpaid dividends (if any), prior to any distribution being made in respect of any other series of Preferred Stock or Common Stock. Except as may be required by law, the Series A Preferred Stock is non-voting. The Series A Preferred Stock does not have any special dividend rights, and is entitled to receive dividends only if declared by the Board of Directors. The company has the right to redeem the Series A Preferred Stock at any time upon a per share payment of $100.00 plus any accrued and unpaid dividends (if any).

     After reviewing our positions with the Commission, we will file an Amendment No. 2 on Form 10-K/A to our Annual Report 10-K revising our disclosure to include a discussion of the Series A Preferred Stock as outlined above. We will also file the Certificate of Designations, designating the rights, privileges and preferences of the Series A Preferred Stock as an exhibit to the Annual Report on 10-K.

Note 3. Acquisitions, page 26

Designer Intimates, page 26

2.	Reference is made to your table of contractual obligations and commercial commitments included on page 14, and specifically to the $3 million line item captioned "guarantees." We assume that the guarantee in the table is the same guarantee you discuss in this footnote. If this is incorrect, please advise. Otherwise, revise your disclosure here and on page 14 to clarify the nature and extent of this guarantee in light of your acquisition of Designer Intimates.

     The guarantee in the table is the same guarantee that is discussed in the footnote. Designer Intimates, a wholly owned subsidiary of Nitches, has a separate factoring agreement, and Nitches guarantees $3 million dollars in that agreement. We will revise our disclosures in Amendment No. 2 to clarify this point.

Home Décor, page 27

3.

We assume that the assets acquired constitute a "business" as that term is contemplated in both SFAS 141 and Rule II-01(d) of Regulation S-X. If so, please provide us your significance tests under Rule 3-05 of Regulation S-X indicating whether separate financial statements and related pro forma financial information is required pursuant to Items 2.01 and 9.01 of Form 8-K. If you concluded that the assets acquired do not represent a business, please refer to paragraph 9 and footnote 4 of SFAS 141, EITF 98-3 and Rule 11-01(d) of Regulation S-X and provide us with a detailed explanation as to how you arrived at this conclusion. In any event, please tell us how you determined the values assigned to the acquired assets. We are particularly interested in understanding why no values were allocated to order backlog, customer lists and license agreements, other than the Bill Blass license.

     Our significance Tests Under Rule 3-05 of Regulation S-X were evaluated as follows:

     Investment test. Our investment in Home Decor was $2,730,000. Our total assets at the fiscal year ended August 31, 2005, as reported in our Annual Report on Form 10-K/A filed on July 17, 2006 were $10.5 million. Subsequent to our fiscal year end we made a significant acquisition; acquiring 72% of the outstanding common stock of Designer Intimates, Inc. on October 24, 2005. We filed a Current Report on Form 8-K with respect to that acquisition which was subsequently amended to include audited financial statements of Designer Intimates, Inc. and pro forma financial statements on January 10, 2006. We have subsequently amended that filing on a Form 8-K/A on September 13, 2006 to correct the presentation of assets and liabilities resulting from our financing activities. Under Rule 3.05(b)(3) the determination of significance is being made using pro forma amounts for the latest fiscal year in the Current Report on Form 8-K/A rather than by using the historical amounts. Accordingly, our total pro forma assets at the fiscal year ended August 31, 2005, as reflected in recent Form 8-K/A filed September 13, 2006 were $19.7 million and our investment in Home Decor would represent 13.9% of our total assets.

     Asset Test. Taresha showed on its Balance Sheet a value of $1.8 million for its assets as of December 31, 2005, its fiscal year end. Based on our $19.7 million in pro forma total assets at the fiscal year ended August 31, 2005, the Taresha assets would represent 9.1% of our total assets.

     Net Income Test. Taresha showed on its Statement of Income for the year ending December 31, 2005 a net income of $80,000. Because we had a loss for the fiscal year ending August 31, 2005, using the guidance presented in Regulation S-X (210-1-01 (w) (3) 2., the average of our income for the five fiscal years was $585,000. Based on $585,000 of income, the Taresha net income would represent 13.7% of our average income.

     Our valuation of the assets of Home Décor was done on the following basis:

     Inventory. The inventory acquired was valued at $1,506,000.

     Backlog. We allocated $149,000 to the backlog. This was based on design and sales cost, historically 7.1%, applied to the backlog of $2,100,000. This amount of $149,000 was amortized to cost of goods sold with no tax benefit as the respective backlog was shipped.

     Licenses. The balance of $1,075,000 was allocated to the Bill Blass license as this license was renewed in July, 2006 for three years beginning January 1, 2007. Furthermore, this license has four renewal options of three years. The Michael Coffindaffer Home and MC Home were not renewed. The Newport Blue label is a label of Nitches.

     Customer Lists. The customer list was substantially comprised of retailers who were already customers of Nitches and the identity, referred to as the vendor number, that Nitches has with the retailers is being used for customer orders. Taresha retained its vendor number identity. Therefore, no value was assigned to the customer list.

Note 9. Income Taxes, page 29

4.	Please tell us the items and their amounts included in "other items" in the reconciliation between the federal statutory tax rate and the effective tax rate for the most recent fiscal year. In addition, please revise the reconciliation to disclose the amount and nature of each significant reconciling item between the reported amount of income tax expense or benefit and the amount from applying the federal statutory tax rate. Refer to paragraph 47 of SFAS 109.

     The category “other items” for 2006 consists of:

Reconciliation of Deferred Tax Asset from prior year tax return	$122,000	20.7%
Reconciliation of Prepaid income Taxes and Income Taxes Payable	13,000	2.2%
Immaterial unreconciled differences	1,405	-0.2%
Total other items	$133,595	22.7%

     In Amendment No. 2 we will revise the reconciliation portion of Footnote 9 to read as follows:

     Differences between the statutory Federal income tax rate and the effective tax rate as a percentage of pre-tax income are as follows:

	Year ended August 31,
	2006	2005	2004
Statutory rate	34.0%	(34.0%)	34.0%
State income taxes, net of federal benefit	5.8%	(5.8%)	5.8%
(Income)/loss on equity investment	0.7%	(2.8%)	(0.5%)
Nondeductible expenses	2.5%	0.0%	0.2%
Reconciliation of deferred tax asset to prior year actual	(20.7%)	0.0%	0.0%
Reconciliation of prepaid taxes and taxes payable to prior year actual	(2.2%)	0.0%	0.0%
Other	0.2%	(0.1%)	0.5%
Effective rate	20.3%	(42.7%)	40.0%

Schedule II, page 42

5.	Please tell us what the additions to the reserves in the column labeled "charged to other accounts" represent. In addition, please revise to describe the nature of amounts charged to other accounts and the amounts included in the deductions column. Refer to Rule 12-09 of Regulation S-X.

      The additions to the reserves in the column labeled "charged to other accounts represent reserve balances acquired in connection with our Designer Intimates acquisition. In Amendment No. 2 we will revise the Schedule II information to incorporate footnotes and read as follows:

NITCHES, INC.

Valuation and Qualifying Accounts and Reserves

		Additions
	Balance at	Charged to	Charged to	Deductions(2)	Balance at
	Beginning	Costs and	Other		End of
	of Year	Expenses	Accounts(1)		Year
Year ended August 31, 2004
Allowance for doubtful accounts
& sales returns	$549,000	$330,000	-	$387,000	$492,000
Inventory markdown allowance	$140,000	$118,000	-	$173,000	$85,000

Year ended August 31, 2005
Allowance for doubtful accounts
& sales returns	$492,000	$318,000	-	$538,000	$272,000
Inventory markdown allowance	$85,000	$61,000	-	$61,000	$85,000

Year ended August 31, 2006
Allowance for doubtful accounts
& sales returns	$272,000	$242,000	$300,000	$171,000	$643,000
Inventory markdown allowance	$85,000	$117,000	$340,000	$154,000	$388,000

(1)	Additions charged to other accounts reflect reserve balances acquired in the purchase of Designer Intimates on October 24, 2005.

(2)	Deductions consist of amounts released from reserves due to either (a) the reduced value of accounts receivable or inventory having been realized and the resulting loss charged directly to costs or expenses or (b) a higher value for the accounts receivable or inventory having been realized, warranting a reduction or elimination of estimated reserve amounts.

Form 10-Q/A Amendment No. 1 for Fiscal Quarter Ended November 30. 2006

Item 1. Financial Statements, page 2

Note 8. Acquisition of Saguaro LLC, page 8

6.	Please provide us your significance tests under Rule 3-05 of Regulation S-X indicating whether separate financial statements and related pro forma financial information is required pursuant to Items 2.01 and 9.01 of Form 8-K. In addition, please disclose the information required by paragraph 58 of SFAS 141. Further, please tell us:

  How you determined the fair value of intangible assets acquired and the factors contributing to a purchase price that resulted in the amount of goodwill recognized;

  Whether the purchase price allocation has been finalized; and

  How you evaluated whether or not a settlement of the preexisting relationship occurred, how you measured the amount of the settlement and the gain or loss recognized. Please refer to EITF 04-1.

     We previously responded to the Commission's question concerning significance tests in connection with a registration statement on Form S-3 file no. 333-136470. In our September 14, 2006 correspondence we stated:

     "We determined that Saguaro LLC does not constitute a significant subsidiary under the tests of Rule 3-05 and Article 11 of Regulation S-X on the basis that it does not constitute a "business" within the meaning of Rule 11.01(d) of Regulation S-X. Saguaro LLC has only two assets—the trademarks "Saguaro" and "Saguaro West" for use in connection with apparel. The trademarks were contributed into Saguaro LLC earlier this year. Saguaro LLC has never conducted operations. Accordingly, disclosure of its financial statements would not be meaningful to an evaluation of our future operations with respect to the trademarks. There are no physical facilities, employees, market distribution systems, sales force, customer base, operating rights or production techniques being transferred in connection with the transaction.

     If the acquisition of Saguaro LLC was considered a business combination, the results of the significance tests would be as follows:

     Investment test. Our investment in Saguaro LLC will be $3.0 million. Our total assets at the fiscal year ended August 31, 2005, as reported in our Annual Report on Form 10-K/A filed on July 17, 2006 were $10.5 million. Subsequent to our fiscal year end we made a significant acquisition; acquiring 72% of the outstanding common stock of Designer Intimates, Inc. on October 24, 2005. We filed a Current Report on Form 8-K with respect to that acquisition which was subsequently amended to include audited financial statements of Designer Intimates, Inc. and pro forma financial statements on January 10, 2006. We have subsequently amended that filing on a Form 8-K/A on September 13, 2006 to correct the presentation of assets and liabilities resulting from our financing activities. Under Rule 3.05(b)(3) the determination of significance is being made using pro forma amounts for the latest fiscal year in the Current Report on Form 8-K/A rather than by using the historical amounts. Accordingly, our total pro forma assets at the fiscal year ended August 31, 2005, as reflected in recent Form 8-K/A filed September 13, 2006 were $19.7 million and our investment in Saguaro LLC would represent 15.2% of our total assets.

     Asset Test. We are acquiring 100% of the membership interests of Saguaro LLC, and accordingly our share of its assets will be 100%. Saguaro LLC showed a book value of $6,284 for its assets as of December 31, 2005, its fiscal year end. Based on our $19.7 million in pro forma total assets at the fiscal year ended August 31, 2005, the Saguaro LLC assets would represent 0.03% of our total assets.

     Net Income Test. Saguaro LLC does not have any net income from continuing operations."

     With respect to paragraph 58 of SFAS 141, we determined, for the reasons set forth above, that Saguaro LLC does not constitute a "business" within the meaning of Rule 11.01(d) of Regulation S-X. Accordingly we determined that the acquisition of Saguaro LLC did not constitute a material business combination under paragraph 58 of SFAS 141.

     With respect the determination of the fair value of intangible assets acquired and the determination of the amount of goodwill recognized, we allocated $306,000 or 10.1% of the purchase price to the value of the "Saguaro" mark, and the remaining $2,724,000 or 89.9% of the purchase price to goodwill. We retained the services of Marketing Management Group to assist in the allocation. The allocation was established on the basis that 10.1% of Nitches revenues for the Saguaro line of clothes in fiscal 2006 were derived from products sold on a labeled basis using the "Saguaro" mark, and the remaining 89.9% portion of the Saguaro product was sold with retail store labels. In addition we reviewed anticipated sales for the line in fiscal 2007, and estimated that sales of "Saguaro" labeled and retail store labeled product would be in the same approximate percentages.

     The allocation of the purchase price has been finalized.

     Because we determined that the acquisition of Saguaro LLC did not constitute a business combination, for the reasons set forth above, we determined that EITF 04-1 and that the requirement to assess a value for the settlement of a pre-existing relationship does not apply to the transaction.

     With respect to our Forms 10-K and 10-K/A for Fiscal Year ended August 31, 2006 and Forms 10-Q and 10-Q/A for Fiscal Quarter Ended November 30, 2006, we acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James Mercer of Duane Morris LLP, counsel to Nitches, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer